
SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH, D.C.
203
SECTION



SECI 07003088 ISSION

AB 3/12

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 51019 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Equity Capital, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5000 Westown Parkway, Suite 440
(No. and Street)

West Des Moines, IA 50266
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin R. Wingert (515) 221-0002
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

2500 Ruan Center, 666 Grand Avenue, Des Moines, IA 50309
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## Oath or Affirmation

I, Kevin R. Wingert, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of American Equity Capital, Inc., as of December 31, 2006, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.


H.M.M.
HEATHER M. MOYER
Commission Number 741819
My Commission Expires
July 24, 2009



Chief Executive Officer



Notary Public

This report contains:

(X) (a) Facing page
(X) (b) Statement of Financial Condition
(X) (c) Statement of Operations
(X) (d) Statement of Cash Flows
(X) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(X) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
(X) (n) Independent Auditors' Supplementary Report on Internal Control

AMERICAN EQUITY CAPITAL, INC.

## Table of Contents



**KPMG LLP**
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

**Independent Auditors' Report**

The Board of Directors
American Equity Capital, Inc.:

We have audited the accompanying statements of financial condition of American Equity Capital, Inc. (wholly owned by American Equity Investment Life Holding Company) as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Equity Capital, Inc. as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP
KPMG LLP

Des Moines, Iowa
February 21, 2007

**AMERICAN EQUITY CAPITAL, INC.**

Statements of Financial Condition

December 31, 2006 and 2005

| **Assets** | | **2006** | **2005** |
|---|---|---|---|
| Cash | $ | 19,777 | 23,616 |
| Total assets | $ | 19,777 | 23,616 |
| **Liabilities and Stockholder's Equity** | | | |
| Liabilities: | | | |
| Accounts payable to related party | $ | 5,437 | 9,000 |
| Total liabilities | | 5,437 | 9,000 |
| Stockholder's equity: | | | |
| Series preferred stock, without par value. Authorized 200,000 shares | | — | — |
| Common stock, without par value (stated value $1.00 per share). Authorized 300,000 shares; issued and outstanding 13,000 shares | | 13,000 | 13,000 |
| Additional paid-in capital | | 427,000 | 377,000 |
| Retained deficit | | (425,660) | (375,384) |
| Total stockholder's equity | | 14,340 | 14,616 |
| Total liabilities and stockholder's equity | $ | 19,777 | 23,616 |

See accompanying notes to financial statements.

## AMERICAN EQUITY CAPITAL, INC.

Statements of Operations

Years ended December 31, 2006 and 2005

| | | 2006 | 2005 |
|---|---|---|---|
| Revenues: | | | |
| Commission income | $ | 1,827 | 945 |
| Interest | | 256 | 292 |
| Total revenues | | 2,083 | 1,237 |
| Expenses: | | | |
| Commission expense | | 38 | 86 |
| Licenses and fees | | 16,434 | 15,155 |
| Professional fees | | 9,090 | 9,088 |
| Other operating expenses | | 26,797 | 27,302 |
| Total expenses | | 52,359 | 51,631 |
| Net loss | $ | (50,276) | (50,394) |

See accompanying notes to financial statements.

**AMERICAN EQUITY CAPITAL, INC.**

Statements of Changes in Stockholder's Equity

Years ended December 31, 2006 and 2005

| | | Common Stock | Additional paid-in capital | Retained deficit | Total stockholder's equity |
|---|---|---|---|---|---|
| Balance at January 1, 2005 | $ | 13,000 | 352,000 | (324,990) | 40,010 |
| Cash contribution from parent Company | | — | 25,000 | — | 25,000 |
| Net loss for year | | — | — | (50,394) | (50,394) |
| Balance at December 31, 2005 | | 13,000 | 377,000 | (375,384) | 14,616 |
| Cash contribution from parent Company | | — | 50,000 | — | 50,000 |
| Net loss for year | | — | — | (50,276) | (50,276) |
| Balance at December 31, 2006 | $ | 13,000 | 427,000 | (425,660) | 14,340 |

See accompanying notes to financial statements.

**AMERICAN EQUITY CAPITAL, INC.**

Statements of Cash Flows

Years ended December 31, 2006 and 2005

| | | 2006 | 2005 |
|---|---|---|---|
| Operating activities: | | | |
| Net loss | $ | (50,276) | (50,394) |
| Adjustment to reconcile net loss to net cash used in operating activities: | | | |
| (Decrease) increase in accounts payable to related party | | (3,563) | 2,927 |
| Net cash used in operating activities | | (53,839) | (47,467) |
| Financing activities: | | | |
| Cash contribution from parent Company | | 50,000 | 25,000 |
| Net cash provided by financing activities | | 50,000 | 25,000 |
| Net change in cash | | (3,839) | (22,467) |
| Cash at beginning of year | | 23,616 | 46,083 |
| Cash at end of year | $ | 19,777 | 23,616 |

See accompanying notes to financial statements.

## (1) Organization and Significant Accounting Policies

### *(a) Organization*

American Equity Capital, Inc. (the Company), a wholly owned subsidiary of American Equity Investment Life Holding Company (the Parent), was incorporated on February 16, 1998 and commenced operations on April 1, 1998. The Company operates as a broker-dealer, dealing primarily in the sale of variable insurance products issued by American Equity Investment Life Insurance Company, a wholly owned subsidiary of the Parent.

### *(b) Commissions*

Commission income on sales of variable annuity contracts is determined as a percentage of collected premiums of the affiliated insurance company and recognized at the time of collection.

### *(c) Deferred Income Taxes*

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or benefits are based on the changes in the net deferred income tax asset or liability from period to period.

### *(d) Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

## (2) Liquidity

During 2006 and 2005, the Parent contributed capital of $50,000 and $25,000, respectively, to the Company. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of the Parent. Historically and in the foreseeable future, the Company is highly dependent upon such continued capital contributions until profitable operations can be achieved.

## (3) Income Taxes

The Company's loss is included in the non-life sub-group consolidated income tax return of the Parent. The policy of the Parent is to not reimburse the Company for its net operating losses. Accordingly, no income tax benefit is reflected in the accompanying statements of operations.

There was no provision for state income taxes reflected in the accompanying statements of operations for the years ended December 31, 2006 and 2005 due to the state benefit from the loss being fully offset by an increase in the valuation allowance.



(Continued)

The income tax benefit computed at the statutory rate of 35% varies from the tax benefit reported in the statements of operations as follows:

| | | 2006 | | 2005 |
|---|---|---|---|---|
| Income tax benefit computed at the statutory rate | $ | 17,597 | $ | 17,638 |
| Net operating loss utilization not benefitted | | (11,502) | | (7,234) |
| Change in federal valuation allowance | | (6,095) | | (10,404) |
| Income tax benefit as reported | $ | — | $ | — |

Deferred income taxes have been established by each member of the consolidated group for the tax effect of temporary differences in the financial reporting and tax bases of assets and liabilities and net operating losses within each entity. The Company's only temporary difference relates to the existence of tax operating loss carryforwards arising since inception of $136,572 and $128,542 at December 31, 2006 and 2005, respectively. Management has established a valuation allowance equal to the full amount of the tax-related deferred tax asset because of the uncertainty of future income estimates necessary for its ultimate realization. The tax loss carryforwards expire as follows: 2018 – $12,787; 2019 – $76,715; 2020 – $46,150; 2021 – $44,436; 2022 – $40,544; 2023 – $55,111; 2025 – $20,668; and 2026 $32,680.

## (4) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. At December 31, 2006, the Company had defined net capital of $14,340, which was $9,340 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.38 to 1.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

## (5) Related Party Transactions

The Company is a member of a group of affiliated companies which are engaged in the sales of life insurance and annuities. A portion of the Company's operating expenses are paid to American Equity Investment Life Insurance Company, an affiliate, and represent an allocation of shared expenses among the affiliates of American Equity Investment Life Holding Company. The Company's portion of these shared expenses was $24,000 for each of the years ended December 31, 2006 and 2005.

# SUPPLEMENTAL INFORMATION

## AMERICAN EQUITY CAPITAL, INC.

Computation of Net Capital – Part IIA

December 31, 2006

### Computation of Net Capital

| | | | |
|---|---|---|---|
| 1. | Total ownership equity from statement of financial condition | $ | 14,340 |
| 2. | Deduct ownership equity not allowable for net capital | | — |
| 3. | Total ownership equity qualified for net capital | | 14,340 |
| 4. | Add: | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | — |
| | B. Other (deductions) or allowable credits | | — |
| 5. | Total capital and allowable subordinated liabilities | | 14,340 |
| 6. | Deductions and/or charges: | | |
| | A. Total nonallowable assets from statement of financial condition (notes B and C) | | — |
| | B. Secured demand note deficiency | | — |
| | C. Commodity futures contracts and spot commodities – proprietary capital charges | | — |
| | D. Other deductions and/or charges | | — |
| | | | — |
| 7. | Other additions and/or allowable credits | | |
| 8. | Net capital before haircuts on securities positions | | 14,340 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)): | | |
| | A. Contractual securities commitments | | — |
| | B. Subordinated securities borrowings | | — |
| | C. Trading and investment securities: | | |
| | 1. Exempted securities | | — |
| | 2. Debt securities | | — |
| | 3. Options | | — |
| | 4. Other securities | | — |
| | D. Undue concentration | | — |
| | E. Other | | — |
| | | | — |
| 10. | Net capital | $ | 14,340 |

See accompanying independent auditors' report.

Note: There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2006.

**AMERICAN EQUITY CAPITAL, INC.**

Computation of Net Capital – Part IIA

December 31, 2006

**Computation of Basic Net Capital Requirement**

**Part A**

| | | |
|---|---|---|
| 11. Minimum net capital required (6-2/3% of line 19) | $ | 362 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with note (A) | | 5,000 |
| 13. Net capital requirement (greater of line 11 or 12) | | 5,000 |
| 14. Excess net capital (line 10 less 13) | | 9,340 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) | | 13,796 |

**Computation of Aggregate Indebtedness**

| | | |
|---|---|---|
| 16. Total A.I. liabilities from statement of financial condition | $ | 5,437 |
| 17. Add: | | |
| A. Drafts for immediate credit | | — |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | | — |
| C. Other unrecorded amounts | | — |
| | | — |
| 19. Total aggregate indebtedness | $ | 5,437 |
| 20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) | | 38% |
| 21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) | | — |

**Notes:**

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

As the Company has no subsidiaries, the minimum dollar net capital of $5,000 has been reported.

(B) There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2006.

See accompanying independent auditors' report.

**AMERICAN EQUITY CAPITAL, INC.**

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2006

**Computation for Determination of Reserve Requirements**
**Pursuant to Rule 15c3-3**

**Exemptive Provision**

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):
    A. (k)(1) – Limited business (mutual funds and/or variable annuities only) X
    B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained
    C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.
    Name of clearing firm ___________________.
    D. (k)(3) – Exempted by order of the Commission

See accompanying independent auditors' report.

## Independent Auditors' Supplementary Report on Internal Control

The Board of Directors
American Equity Capital, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of American Equity Capital, Inc. (the Company) for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements and supplemental schedules, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 21, 2007

END